Exhibit 99.1

Vermilion Energy Inc. Reports Voting Results of Annual General Meeting

CALGARY, AB, May 7, 2026 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX: VET) (NYSE: VET) is pleased to announce the voting results from our annual meeting of shareholders held on May 6, 2026. A total of 79,024,098 common shares representing 51.79% of Vermilion's issued and outstanding common shares were voted in connection with the meeting.

The vote on each matter was conducted by ballot. The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

1.  Ordinary resolution to approve fixing the number of directors of Vermilion to be elected at the Meeting at eight (8).

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
78,354,677	99.15%	669,421	0.85%

2.  Ordinary resolution to approve the election of the following eight nominees to serve as directors of Vermilion for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes For		Votes Withheld
	Number	Percent (%)	Number	Percent (%)
Myron M. Stadnyk	67,312,633	98.58%	970,297	1.42%
Dion Hatcher	67,288,771	98.54%	994,159	1.46%
Corey B. Bieber	67,229,290	98.46%	1,053,640	1.54%
James J. Kleckner Jr.	66,265,759	97.05%	2,017,171	2.95%
Stephen P. Larke	62,482,558	91.51%	5,800,372	8.49%
Paul B. Myers	67,324,820	98.60%	958,110	1.40%
Manjit K. Sharma	64,122,755	93.91%	4,160,175	6.09%
Judy A. Steele	66,934,582	98.03%	1,348,348	1.97%

3.  Ordinary resolution to approve the appointment of Deloitte LLP, Chartered Accountants, as auditors of Vermilion for the ensuing year.

Votes For		Votes Withheld
Number	Percent (%)	Number	Percent (%)
77,827,158	98.49%	1,196,940	1.51%

4.  Ordinary resolution to accept on an advisory basis the approach to executive compensation, as disclosed in the Information Circular.

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
66,210,717	96.97%	2,072,213	3.03%

Carin S. Knickel and William B. Roby did not stand for re-election at the annual meeting of shareholders and accordingly retired from the Board at the end of their current terms. Vermilion extends its appreciation to Ms. Knickel and Mr. Roby for their service, commitment, and invaluable contributions during their respective tenures as directors of Vermilion.

About Vermilion

Vermilion is a global gas producer that seeks to create value through the acquisition, exploration and development of liquids-rich natural gas in Canada and conventional natural gas in Europe while optimizing low-decline oil assets. Our repositioned portfolio is focused on per share value creation, with long-life assets that deliver top decile realized gas prices and enhanced capital allocation optionality.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important than the safety of the public and those who work with Vermilion, and the protection of the natural surroundings. In addition, the Company emphasizes strategic community investment in each of its operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

View original content to download multimedia:https://www.prnewswire.com/news-releases/vermilion-energy-inc-reports-voting-results-of-annual-general-meeting-302766187.html

SOURCE Vermilion Energy Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2026/07/c5888.html

%CIK: 0001293135

For further information: For further information please contact: Investor Relations, TEL (403) 269-4884   |   IR TOLL FREE 1-866-895-8101   |   investor_relations@vermilionenergy.com   |   www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:05e 07-MAY-26